Exhibit 12.1

Medivation, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings
Net loss before income taxes	$(42,498)	$(41,250)	$(43,172)	$(32,465)	$(46,481)
Fixed charges	21,982	16,985	933	733	933

Earnings, as defined	$(20,516)	$(24,265)	$(42,239)	$(31,732)	$(45,548)

Fixed Charges
Amortization of debt discount and issuance costs	$13,456	$9,663	$—	$—	$—
Interest expense	6,793	5,322	—	—	—
Interest component of rentals (1)	1,733	2,000	933	733	933

Total	$21,982	$16,985	$933	$733	$933

Deficiency in earnings to cover fixed charges	$42,498	$41,250	$43,172	$32,645	$46,481

Ratio of earnings to fixed charges	*	*	*	*	*

(1)	Represents the estimated portion of lease rental expense that is considered by us to be a reasonable representation of interest.
*	Because of the deficiency in earnings to cover fixed charges, the ratio information is not applicable.